Mail Stop 4561
							November 12, 2008


By U.S. Mail

Mr. Joseph D. Reid
Chief Executive Officer
Capitol Bancorp Ltd.
200 Washington Square North
Lansing, Michigan 48933


Re:	Capitol Bancorp LTD
      Preliminary Proxy filed October 21, 2008
      File No. 001-31708


Dear Mr. Reid:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Information About the Special Meeting, page 3
Reasons for participating in the Capital Purchase Program
1. Disclose whether you have applied to participate in the Treasury
Department`s Capital Purchase Program and describe the status of your application.

Proposal One:
Certificate of Amendment to the Articles of Incorporation, page 7 Impact of the Capital Purchase Program
2. Disclose the material terms of your participation in the Capital
Purchase Program. Describe the material terms of the securities and warrants you will issue to the Treasury Department.
3. Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.
4. Please discuss how your participation in the Capital Purchase
Program may

* impact the holders of any outstanding senior classes of your securities;
* impact the rights of your existing common shareholders;
* dilute the interests of your existing common shareholders;
* require you to expand your board of directors to accommodate Treasury Department appointments to it;
* require you to register for resale securities you have issued to the Treasury Department; and
* impact how you operate your company, for example, how the terms of
participation will require you to restructure your executive compensation arrangements.
5. Disclose, if true, that the Treasury Department is not
obligated
to accept your application to participate in the Capital Purchase
Program   and that the estimated proceeds of your proposed sale of
securities to the Treasury Department are not guaranteed.
6. Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury
Department denies your application.

Financial Statements
7. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances.
We
note that you have not included financial information in your proxy statement.
Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of
Schedule 14A.
8. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.


Closing Comments


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your
filing.
Please contact Michael Clampitt, Attorney-Advisor, at (202) 551-
3434
or me at (202) 551-3418 with any questions.



      Sincerely,



      William Friar
      Senior Financial Analyst




cc:  Phillip Torrence


Mr. Joseph D. Reid
Capitol Bancorp LTD
Page 4